

March 7, 2013

Via E-mail
Marc A. Stefanski
Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 001-33390**

Dear Mr. Stefanski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 61

1. We note your disclosure starting on page 62 that in the fiscal quarter ended March 31, 2012 you reclassified first mortgage loans with a recorded investment of $245.9 million from loans held for investment to loans held for sale. We further note your disclosure that during the fiscal quarter ended September 30, 2012 you reclassified $104.7 million of the above-mentioned loans back to loans held for investment. Please revise your future filings to clearly disclose your policy for reclassifying loans between held for investment

and held for sale categories including the specific criteria that need to be present to trigger reclassification.

Consolidated Financial Statements

Note 5. Loans and Allowance for Loan Losses, page 103

2. Please revise your future filings to more clearly disclose your charge-off policies for each of your loan classes that were in place during the last five years. Clearly identify your policies both before and after your implementation of the OCC guidance related to specific valuation allowances, as well as any other changes in those policies. Clearly identify the triggers for your charge-off for each class of loans and identify how those triggers have changed during the periods presented. Identify the extent to which you engaged in partial charge-offs during these periods.

Definitive Proxy Statement filed January 7, 2013

Executive Compensation, page 12

Base Salary, page 18

3. We note your statement on page 19 that Mr. Huffman's base salary was increased from $358,507 to $400,000 in January 2012 "to reflect his expanded responsibilities and his performance." Pleases provide draft disclosure discussing the expanded responsibilities assigned to Mr. Huffman in 2012 and the performance considered in awarding such increase.

Annual Performance-based Cash Bonuses for Named Executive Officers, page 19

4. Please explain your definition of adjusted net income. In addition to the adjustments to net income for the change in accounting principles and the variances in ancillary aspects of loan sales activities described on page 20, please describe the other adjustments made to net income to arrive at adjusted net income of $24.2 million. Confirm that you will include your definition of adjusted net income and describe all adjustments in future filings.

Long-Term Incentives, page 21

5. Please provide a detailed narrative discussing how the actual number of stock options and restricted stock units awarded, as disclosed in the chart on page 22, were determined, including what performance was considered by the Committee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hana Hoffmann at (202) 551-3799 or Kevin W. Vaughn, Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director